UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT No. 3 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MERU NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0005 par value per share
(Title of Class of Securities)

59047Q103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Brett T. White

Chief Financial Officer

Meru Networks, Inc.
894 Ross Drive

Sunnyvale, California 94089

(408) 215-5300

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David A. Bell, Esq.

Shulamite S. White, Esq.
Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041
Tel: (650) 988-8500

Fax: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$ 461,985	$ 52.94

*

Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options to purchase an aggregate of 1,978,785 shares of the Issuer’s common stock have a value of $461,985 as of July 23, 2012. The aggregate value of such securities was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of this transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$52.94
Form or Registration No.:	Schedule TO
Filing party:	Meru Networks, Inc.
Date filed:	July 26, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on July 26, 2012 with the U.S. Securities and Exchange Commission (the “SEC”) by Meru Networks, Inc. (the “Company”), as amended by Amendment No. 1 to the Schedule TO filed on August 6, 2012, and Amendment No. 2 to the Schedule TO filed on August 9, 2012, in connection with the Company’s offer (the “Offer”) to eligible employees to exchange certain outstanding stock options for new stock options.  This Amendment No. 3 is being filed to report the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented by this Amendment No. 3 and Amendment Nos. 1 and 2, the Schedule TO and exhibits thereto remain unchanged. Terms used in this Amendment No. 3 but not defined herein have the same meanings as in the Schedule TO.

Item 4. Terms of the Transaction.

(a)  Material Terms.

Item 4(a) of the Schedule TO is amended and supplemented to add the following:

The Offer expired on Wednesday, August 22, 2012 at 9:00 p.m., Pacific Time.  The Company accepted Eligible Options to purchase an aggregate of 960,443 shares of the Company’s common stock for exchange, representing approximately 49% of all Eligible Options.  The Eligible Options were cancelled following their acceptance, and on Thursday, August 23, 2012, the Company granted New Options to purchase an aggregate of 692,682 shares of the Company’s common stock pursuant to the terms of the Offer and the Company’s 2010 Stock Incentive Plan. The exercise price per share of the New Options granted in the Offer was $3.40, the closing price of the Company’s common stock as reported by The NASDAQ Global Market on August 23, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

MERU NETWORKS, INC.

/s/ Brett T. White
Brett T. White
Chief Financial Officer

Date: August 24, 2012